

September 10, 2013

Via E-mail
Mr. Yong Zhao, Chief Financial Officer
LianDi Clean Technology, Inc.
4th Floor, Tower B, Wanliuxingui Building,
No. 28 Wanquanzhuang Road,
Haidian District, Beijing, China, 100089

  **Re: LianDi Clean Technology, Inc.**
    **Form 10-K for the year ended March 31, 2012**
    **Filed July 13, 2012**
    **File No. 0-52235**

Dear Mr. Zhao:

  We have reviewed your response to our comment letter dated June 28, 2013 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.  We note your response to comment 3 in our letter dated June 28, 2013.  To enhance the clarity and accuracy of the proposed risk factor disclosure, please make the following changes to the risk factor before including it in future filings:

  (i)  in the second sentence, replace "its" with "their," so that the affected portion of the sentence reads "… these companies or their affiliates have oil and gas developments projects in … "

  (ii)  in the third sentence, delete the second "Sinopec and," so that the beginning of the sentence reads "Sinopec and PetroChina, CNPC's public subsidiary, …" and delete "Sinopec Group," so that the end of the sentence reads "… divestment campaigns because of their parent companies' operations in Sudan."

  (iii)  in the fourth sentence, replace "its" with "their or their affiliates'… ," so that the affected portion of the sentence reads "… because of their or their affiliates' investments and activities in those countries, … ."

Please advise.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ Melissa N. Rocha for

John Cash
Branch Chief